Exhibit 99.1
Wix Reports First Quarter 2023 Results

•Strong profitable start to the year with total revenue of $374.1 million in the first quarter exceeding expectations, up 10% y/y, marked by acceleration in Creative Subscriptions revenue growth, up 9% y/y and continued strong growth in Business Solutions revenue, up 11% y/y
•Intensified focus on driving efficiencies and discipline across operating cost structure resulted in stronger than expected FCF1 generation and FCF margin of 12%
◦Non-GAAP gross margin increased to 67% with non-GAAP Creative Subscriptions gross margin of 80% – both targets we had anticipated achieving later in the year
◦Highest quarterly non-GAAP operating income in Wix history, driven by 24% y/y decrease in non-GAAP operating expenses
◦Our accelerated profitability reassures our confidence in achieving "Rule of 40" in 2025, with expectations of significant cash flow margin expansion
◦Power of the Wix brand delivering higher y/y new cohort bookings while investing ~47% less in acquisition marketing in Q1’23
•AI technologies driving future growth opportunities with an exciting pipeline ahead, following many years of leading AI innovation

NEW YORK, May 17, 2023 -- Wix.com Ltd. (Nasdaq: WIX) today reported financial results for the first quarter of 2023. In addition, the Company provided outlook for the second quarter and updated outlook for full year 2023. Please visit the Wix Investor Relations website at https://investors.wix.com/ to view the Q1'23 Shareholder Update and other materials.
“Wix was founded over 15 years ago to bring simplicity to people who wanted to use the internet and were held back by complex software and technology,” said Avishai Abrahami, Wix Co-founder and CEO. “Over the past decade, complexity has increased with more and more layers of software and business functionalities, and we have continued to provide our users with cutting edge technologies that simplified these challenges while dramatically growing our addressable market.”
Abrahami continued, “With today's emerging generative AI technologies, we have a tremendous opportunity to reduce even more friction, further increasing the value of our platform and the size of our market. Our first version of AI website creation, Wix ADI, was launched seven years ago, and we have since been trailblazing with new AI technologies that have greatly benefited our users’ experience. I personally manage our world class AI group, and for years we have been collaborating with teams across the globe, including OpenAI, Google X and IBM. ”
“Furthermore, we have integrated AI into our internal workflows, significantly improving our development efficiency, delivery of services and creative processes. Given our many years of domain expertise in both building our own AI tools and integrating leading, third-party tools, we are at a significant industry advantage. I believe AI will continue to make our business bigger, better and stronger. As for anyone who bundles Wix with companies that will be negatively impacted by AI, I believe they will be wrong.”

Lior Shemesh, CFO at Wix, added, “We exceeded expectations on many fronts this quarter as we executed on our strategic priorities and intensified our commitment to driving operational efficiency across our business. Q1 revenue grew 10% y/y, comfortably above our guidance range, underpinned by strong fundamentals, robust Business Solutions adoption, increased transaction revenue, and strength in our Partners business. In addition, further savings actions increased non-GAAP gross margin to 67% with non-GAAP Creative Subscriptions gross margin increasing to 80% this quarter – both targets we had anticipated achieving later in the year. Combined with a more nimble marketing strategy and overall improvements across our organizational cost structure, we finished Q1 with a higher than expected FCF margin of 12%. Encouraged by these strong results, we are raising our expectations for revenue growth and FCF for the year and remain more confident than ever in achieving the 'Rule of 40' in 2025."

Q1 2023 Financial Results
•Total revenue in the first quarter of 2023 was $374.1 million, up 10% y/y
◦Total revenue on a y/y constant currency basis was $376.4 million, up 10% y/y
•Creative Subscriptions revenue in the first quarter of 2023 was $278.1 million, up 9% y/y
◦Creative Subscriptions ARR increased to $1.13 billion as of the end of the quarter, up 9% y/y
•Business Solutions revenue in the first quarter of 2023 was $95.9 million, up 11% y/y
◦Transaction revenue2 was $42.3 million, up 16% y/y
•Partners revenue3 in the first quarter of 2023 was $103.9 million, up 27% y/y
•Total bookings in the first quarter of 2023 were $414.9 million, up 6% y/y
◦Total bookings on a y/y constant currency basis was $422.7 million, up 7% y/y
•Creative Subscriptions bookings in the first quarter of 2023 were $313.4 million, up 5% y/y
•Business Solutions bookings in the first quarter of 2023 were $101.5 million, up 9% y/y
•Total gross margin on a GAAP basis in the first quarter of 2023 was 65%
◦Creative Subscriptions gross margin on a GAAP basis was 79%
◦Business Solutions gross margin on a GAAP basis was 25%
•Total non-GAAP gross margin in the first quarter of 2023 was 67%
◦Creative Subscriptions gross margin on a non-GAAP basis was 80%
◦Business Solutions gross margin on a non-GAAP basis was 27%
•GAAP net loss in the first quarter of 2023 was $(10.4) million, or $(0.18) per share
◦GAAP net loss includes $25.3 million of one-time restructuring and impairment charges
◦Non-GAAP net income in the first quarter of 2023 was $51.1 million, or $0.91 per share
•Net cash provided by operating activities for the first quarter of 2023 was $46.0 million, while capital expenditures totaled $20.9 million, leading to free cash flow of $25.0 million
•Excluding one-time cash restructuring charges and the capex investment associated with our new headquarters office build out, free cash flow for the first quarter of 2023 would have been $44.0 million, or 12% of revenue
•We continued to repurchase shares this quarter. In total, we have repurchased approximately $250 million of ordinary shares under our $300 million share repurchase program authorized by the board in September 2022.

•Total employee headcount as of March 31, 2023 was 5,006, down 18% y/y, which includes the impact of the headcount reduction announced in February

____________________
1 Free cash flow excluding the capex investment and related costs for the buildout of our new corporate headquarters
2 Transaction revenue is a portion of Business Solutions revenue, and we define transaction revenue as all revenue generated through transaction facilitation, primarily from Wix Payments as well as Wix POS, shipping solutions and multi-channel commerce and gift card solutions
3 Partners revenue is defined as revenue generated through agencies and freelancers that build sites or applications for other users as well as revenue generated through B2B partnerships, such as LegalZoom or Vistaprint, and enterprise partners. We identify agencies and freelancers building sites or applications for others using multiple criteria including but not limited to the number of sites built, participation in the Wix Partner Program and/or the Wix Marketplace or Wix products used. Partners revenue includes revenue from both the Creative Subscriptions and Business Solutions businesses

Financial Outlook
Our outstanding Q1 results, which exceeded our expectations, demonstrates the success of our business model in a challenging macro environment and gives us confidence in the ability to achieve our profitability goals for the year ahead of our original plan. We also remain committed to achieving the “Rule of 40” in 2025, with expectations of significant cash flow margin expansion.
While we are seeing signs of a modest recovery in the macroeconomic conditions, we remain cautious going forward and continue to focus on ways to drive efficiencies in our business.
We expect Q2 revenue to be $380 - $385 million, or 10 - 12% growth y/y.
Due to our outperformance in Q1, we are increasing our full year outlook to $1,522 - $1,543 million or 10-11% y/y growth, an increase from our previous outlook of $1,510 - $1,535 million or 9 - 11% y/y growth.
Our efforts in improving gross margins and operating efficiencies across the organization have resulted in an inflection in profitability, which we believe we can continue to improve and sustain throughout 2023 and beyond. As a result, we are increasing our profitability expectations for the year.
We now anticipate non-GAAP gross margin of ~67% for the full year, up from our previous expectation of ~66% for the full year, driven by improvement in the profitability of our Creative Subscriptions business. We now anticipate Creative Subscriptions non-GAAP gross margin of ~81% for the full year, up from our previous expectation of ~80%. We continue to expect Business Solutions non-GAAP gross margin of ~27% in 2023.
Non-GAAP operating expenses are expected to decrease to 58-59% of revenue for the full year, down from our previous expectation of 59-60% of revenue. This decrease is primarily driven by lower sales and marketing expenses than previously anticipated, as well as incremental operational efficiencies across the business. Non-GAAP sales and marketing expenses are now expected to be approximately 27% of revenue in 2023, down from our previous expectation of 27-28% of revenue.
We are increasing our outlook for free cash flow, excluding HQ costs, for the year to $172 - $180 million, or 11 - 12% of revenue, and we expect to exit 2023 with a free cash flow margin of more than 13%. This compares to our previous free cash flow outlook of $152 - $162 million, or 10 - 11% of revenue and an exit rate of 12-13%.
Note that this revised outlook excludes approximately $4.5 million in cash restructuring costs, of which approximately $2.1 million was incurred in Q1 with the remainder expected to be incurred in Q2. Approximately half of this increase in expected free cash flow for the full year is anticipated to be driven by higher cost of revenue savings with the other half expected to be attributable to greater operating expense savings than previously anticipated.
Finally, stock-based compensation is expected to decrease to 14-15% of revenue in 2023, previously anticipated to be 15%, as headcount across the organization declines more meaningfully than previously anticipated. We expect stock-based compensation as a percentage of revenue to continue to decline y/y through 2025.

Conference Call and Webcast Information
Wix will host a conference call to discuss the results at 8:30 a.m. ET on Wednesday, May 17, 2023. To participate on the live call, analysts and investors should register and join at https://register.vevent.com/register/BIee93381d029e49b3901f4e54ea74b404. A replay of the call will be available through May 16, 2024 via the registration link.
Wix will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the Company’s website at https://investors.wix.com/.
About Wix.com Ltd.
Wix is a leading platform to create, manage and grow a digital presence. What began as a website builder in 2006 is now a complete platform providing users with enterprise-grade performance, security and a reliable infrastructure. Offering a wide range of commerce and business solutions, advanced SEO and marketing tools, Wix enables users to take full ownership of their brand, their data and their relationships with their customers. With a focus on continuous innovation and delivery of new features and products, anyone can build a powerful digital presence to fulfill their dreams on Wix.
For more about Wix, please visit our Press Room
Investor Relations:
ir@wix.com
Media Relations:
pr@wix.com

Non-GAAP Financial Measures and Key Operating Metrics
To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: bookings, cumulative cohort bookings, bookings on a constant currency basis, revenue on a constant currency basis, non-GAAP gross margin, non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net income (loss) per share, free cash flow, free cash flow, as adjusted, free cash flow margins, non-GAAP R&D expenses, non-GAAP S&M expenses, non-GAAP G&A expenses, non-GAAP operating expenses, non-GAAP cost of revenue expense, non-GAAP financial expense, non-GAAP tax expense (collectively the "Non-GAAP financial measures"). Measures presented on a constant currency or foreign exchange neutral basis have been adjusted to exclude the effect of y/y changes in foreign currency exchange rate fluctuations. Bookings is a non-GAAP financial measure calculated by adding the change in deferred revenues and the change in unbilled contractual obligations for a particular period to revenues for the same period. Bookings include cash receipts for premium subscriptions purchased by users as well as cash we collect from business solutions, as well as payments due to us under the terms of contractual agreements for which we may have not yet received payment. Cash receipts for premium subscriptions are deferred and recognized as revenues over the terms of the subscriptions. Cash receipts for payments and the majority of the additional products and services (other than Google Workspace) are recognized as revenues upon receipt. Committed payments are recognized as revenue as we fulfill our obligation under the terms of the contractual agreement. Non-GAAP gross margin represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization, divided by revenue. Non-GAAP operating income (loss) represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, acquisition-related expenses and sales tax expense accrual and other G&A expenses (income). Non-GAAP net income (loss) represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, sales tax expense accrual and other G&A expenses (income), amortization of debt discount and debt issuance costs and acquisition-related expenses and non-operating foreign exchange expenses (income). Non-GAAP net income (loss) per share represents non-GAAP net income (loss) divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures. Free cash flow, as adjusted, represents free cash flow further adjusted to exclude one-time cash restructuring charges and the capital expenditures and other expenses associated with the buildout of our new corporate headquarters. Free cash flow margins represent free cash flow divided by revenue. Non-GAAP cost of revenue represents cost of revenue calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP R&D expenses represent R&D expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP S&M expenses represent S&M expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP G&A expenses represent G&A expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP operating expenses represent operating expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP financial expense represents financial expense calculated in accordance with GAAP as adjusted for unrealized gains of equity investments, amortization of debt discount and debt issuance costs and non-operating foreign exchange expenses. Non-GAAP tax expense represents tax expense calculated in accordance with GAAP as adjusted for provisions for income tax effects related to non-GAAP adjustments.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.
For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company is unable to provide reconciliations of free cash flow, free cash flow, as adjusted, cumulative cohort bookings, non-GAAP gross margin, and non-GAAP tax expense to their most directly comparable GAAP financial measures on a forward-looking basis without unreasonable effort because items that impact those GAAP financial measures are out of the Company's control and/or cannot be reasonably predicted. Such information may have a significant, and potentially unpredictable, impact on our future financial results.
Wix also uses Creative Subscriptions Annualized Recurring Revenue (ARR) as a key operating metric. Creative Subscriptions ARR is calculated as Creative Subscriptions Monthly Recurring Revenue (MRR) multiplied by 12. Creative Subscriptions MRR is calculated as the total of (i) all Creative Subscriptions in effect on the last day of the period, multiplied by the monthly revenue of such Creative Subscriptions, other than domain registrations; (ii) the average revenue per month from domain registrations in effect on the last day of the period; and (iii) monthly revenue from other partnership agreements and enterprise partners.

Forward-Looking Statements
This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, bookings and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document, including the quarterly and annual guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our expectation that we will be able to attract and retain registered users and generate new premium subscriptions, in particular as we continuously adjust our marketing strategy and as the macro-economic environment continues to be turbulent; our expectation that we will be able to increase the average revenue we derive per premium subscription, including through our partners; our expectations related to our ability to develop relevant and required products using Artificial Intelligence (“AI”), the regulatory environment impacting AI related activities including privacy and intellectual property aspects, and potential competition from third-party AI tools which may impact our business; our expectation that new products and developments, as well as third-party products we will offer in the future within our platform, will receive customer acceptance and satisfaction, including the growth in market adoption of our online commerce solutions; our assumption that historical user behavior can be extrapolated to predict future user behavior, in particular during the current turbulent macro-economic environment; our expectation regarding the successful impact of our previously announced Cost-Efficiency Plan and other cost saving measures we may take in the future; our prediction of the future revenues generated by our user cohorts and our ability to maintain and increase such revenue growth, as well as our ability to generate and maintain elevated levels of free cash flow and profitability; our expectation to maintain and enhance our brand and reputation; our expectation that we will effectively execute our initiatives to improve our user support function through our Customer Care team, and that our recent downsizing of our Customer Care team will not affect our ability to continue attracting registered users and increase user retention, user engagement and sales; our plans to successfully localize our products, including by making our product, support and communication channels available in additional languages and to expand our payment infrastructure to transact in additional local currencies and accept additional payment methods; our expectation regarding the impact of fluctuations in foreign currency exchange rates, interest rates, potential illiquidity of banking systems, and other recessionary trends on our business; our expectations relating to the repurchase of our ordinary shares and/or Convertible Notes pursuant to our repurchase program; our expectation that we will effectively manage our infrastructure; changes we expect may occur to technologies used in our solutions, including through newly emerging AI technologies; our expectations regarding the outcome of any regulatory investigation or litigation, including class actions; our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues, as well as our ability to achieve profitability; our expectations regarding changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of COVID-19 and as a result of the military invasion of Ukraine by Russia; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future; our expectations with respect to the integration and performance of acquisitions; our ability to attract and retain qualified employees and key personnel; and our expectations about entering into new markets and attracting new customer demographics, including our ability to successfully attract new partners large enterprise-level users and to grow our activities with these customer types as anticipated and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission on March 30, 2023. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

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Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended
	March 31,
	2023	2022
	(unaudited)
Revenues
Creative Subscriptions	$278,130	$254,968
Business Solutions	95,946	86,629
	374,076	341,597

Cost of Revenues
Creative Subscriptions	57,484	64,873
Business Solutions	71,994	69,876
	129,478	134,749

Gross Profit	244,598	206,848

Operating expenses:
Research and development	114,943	119,865
Selling and marketing	99,133	156,714
General and administrative	38,517	45,686
Impairment, restructuring and other costs	25,338	—
Total operating expenses	277,931	322,265
Operating loss	(33,333)	(115,417)
Financial income (expenses), net	21,377	(144,473)
Other income	57	46
Loss before taxes on income	(11,899)	(259,844)
Income tax benefit	(1,530)	(32,555)
Net loss	$(10,369)	$(227,289)

Basic and diluted net loss per share	$(0.18)	$(3.95)
Basic and diluted weighted-average shares used to compute net loss per share	56,408,677	57,479,429

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period ended
	March 31,	December 31,
	2023	2022
Assets	(unaudited)	(audited)
Current Assets:
Cash and cash equivalents	$350,913	$244,686
Short-term deposits	536,386	526,328
Restricted deposits	6,525	13,669
Marketable securities	273,676	292,449
Trade receivables	52,560	42,086
Prepaid expenses and other current assets	41,327	28,519
Total current assets	1,261,387	1,147,737

Long-Term Assets:
Prepaid expenses and other long-term assets	36,945	23,027
Property and equipment, net	112,516	108,738
Marketable securities	140,379	194,964
Intangible assets and goodwill, net	81,805	83,293
Operating lease right-of-use assets	169,499	200,608
Total long-term assets	541,144	610,630

Total assets	$1,802,531	$1,758,367

Liabilities and Shareholders' Deficiency
Current Liabilities:
Trade payables	$49,437	$96,071
Employees and payroll accruals	76,071	86,113
Deferred revenues	577,835	529,205
Current portion of convertible notes, net	362,144	361,621
Accrued expenses and other current liabilities	97,034	88,194
Operating lease liabilities	48,155	29,268
Total current liabilities	1,210,676	1,190,472
Long Term Liabilities:
Long-term deferred revenues	82,939	70,594
Long-term deferred tax liability	10,760	14,902
Convertible notes, net	567,351	566,566
Other long-term liabilities	6,623	6,093
Long-term operating lease liabilities	141,115	172,982
Total long-term liabilities	808,788	831,137

Total liabilities	2,019,464	2,021,609

Shareholders' Deficiency
Ordinary shares	109	108
Additional paid-in capital	1,349,473	1,274,968
Treasury Stock	(450,180)	(431,862)
Accumulated other comprehensive loss	(32,965)	(33,455)
Accumulated deficit	(1,083,370)	(1,073,001)
Total shareholders' deficiency	(216,933)	(263,242)

Total liabilities and shareholders' deficiency	$1,802,531	$1,758,367

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended
	March 31,
	2023	2022
	(unaudited)
OPERATING ACTIVITIES:
Net loss	$(10,369)	$(227,289)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	4,922	3,535
Amortization	1,488	1,574
Share based compensation expenses	54,521	60,984
Amortization of debt discount and debt issuance costs	1,308	1,301
Changes in accrued interest and exchange rate on short term and long term deposits	(25)	45
Non-cash impairment, restructuring and other costs	20,834	—
Amortization of premium and discount and accrued interest on marketable securities, net	540	1,549
Remeasurement loss (gain) on Marketable equity	(13,898)	151,645
Deferred income taxes, net	(4,144)	(35,575)
Changes in operating lease right-of-use assets	5,796	8,838
Changes in operating lease liabilities	(8,121)	(9,647)
Increase in trade receivables	(10,474)	(11,649)
Increase in prepaid expenses and other current and long-term assets	(10,858)	(12,313)
Increase (decrease) in trade payables	(41,670)	21,686
Decrease in employees and payroll accruals	(10,042)	(4,740)
Increase in short term and long term deferred revenues	60,975	37,552
Increase (decrease) in accrued expenses and other current liabilities	5,178	(1,158)
Net cash provided by (used in) operating activities	45,961	(13,662)
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	56,091	105,000
Investment in short-term deposits and restricted deposits	(58,980)	(150,000)
Investment in marketable securities	—	(72,155)
Proceeds from marketable securities	58,390	61,380
Purchase of property and equipment and lease prepayment	(19,574)	(19,283)
Capitalization of internal use of software	(1,358)	(641)
Proceeds from sale of equity securities	31,861	3,193
Purchases of investments in privately held companies	(7,500)	(160)
Net cash provided by (used in) investing activities	58,930	(72,666)
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	19,655	21,582
Purchase of treasury stock	(18,319)	—
Net cash provided by financing activities	1,336	21,582
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	106,227	(64,746)
CASH AND CASH EQUIVALENTS—Beginning of period	244,686	451,355
CASH AND CASH EQUIVALENTS—End of period	$350,913	$386,609

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended
	March 31,
	2023	2022
	(unaudited)
Creative Subscriptions	278,130	254,968
Business Solutions	95,946	86,629
Total Revenues	$374,076	$341,597

Creative Subscriptions	313,429	299,787
Business Solutions	101,476	93,461
Total Bookings	$414,905	$393,248

Free Cash Flow	$25,029	$(33,586)
Free Cash Flow excluding HQ build out, impairment and restructuring costs	$44,029	$(18,148)
Creative Subscriptions ARR	$1,134,662	$1,037,713

Wix.com Ltd.
RECONCILIATION OF REVENUES TO BOOKINGS
(In thousands)

	Three Months Ended
	March 31,
	2023	2022
	(unaudited)
Revenues	$374,076	$341,597
Change in deferred revenues	60,975	37,552
Change in unbilled contractual obligations	(20,146)	14,099
Bookings	$414,905	$393,248

	Three Months Ended
	March 31,
	2023	2022
	(unaudited)
Creative Subscriptions Revenues	$278,130	$254,968
Change in deferred revenues	55,445	30,720
Change in unbilled contractual obligations	(20,146)	14,099
Creative Subscriptions Bookings	$313,429	$299,787

	Three Months Ended
	March 31,
	2023	2022
	(unaudited)
Business Solutions Revenues	$95,946	$86,629
Change in deferred revenues	5,530	6,832
Business Solutions Bookings	$101,476	$93,461

Wix.com Ltd.
RECONCILIATION OF COHORT BOOKINGS
(In millions)

	Three Months Ended
	March 31,
	2023	2022

Q1 Cohort revenues	$8	$7
Q1 Change in deferred revenues	22	21
Q1 Cohort Bookings	$30	$28

Wix.com Ltd.
RECONCILIATION OF REVENUES AND BOOKINGS EXCLUDING FX IMPACT
(In thousands)

	Three Months Ended
	March 31,
	2023	2022
Revenues	(unaudited)
FX impact on Q1/23 using Y/Y rates	$374,076	$341,597
Revenues excluding FX impact	2,343	—
	$376,419	$341,597
Y/Y growth
	10%

	Three Months Ended
	March 31,
	2023	2022
Bookings	(unaudited)
FX impact on Q1/23 using Y/Y rates	$414,905	$393,248
Bookings excluding FX impact	7,828	—
	$422,733	$393,248
Y/Y growth
	7%

Wix.com Ltd.
TOTAL ADJUSTMENTS GAAP TO NON-GAAP
(In thousands)

	Three Months Ended
	March 31,
	2023	2022
(1) Share based compensation expenses:	(unaudited)
Cost of revenues	$4,238	$4,231
Research and development	28,294	28,720
Selling and marketing	9,558	9,875
General and administrative	12,431	18,158
Total share based compensation expenses	54,521	60,984
(2) Amortization	1,488	1,574
(3) Acquisition related expenses	196	1,699
(4) Amortization of debt discount and debt issuance costs	1,308	1,301
(5) Impairment, restructuring and other costs	25,338	—
(6) Sales tax accrual and other G&A expenses (income)	308	172
(7) Unrealized loss (gain) on equity and other investments	(13,898)	151,645
(8) Non-operating foreign exchange expenses (income)	(3,662)	4,132
(9) Provision for income tax effects related to non-GAAP adjustments	(4,131)	(35,612)
Total adjustments of GAAP to Non GAAP	$61,468	$185,895

Wix.com Ltd.
RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended
	March 31,
	2023	2022
	(unaudited)
Gross Profit	$244,598	$206,848
Share based compensation expenses	4,238	4,231
Acquisition related expenses	24	81
Amortization	667	761
Non GAAP Gross Profit	249,527	211,921

Non GAAP Gross margin	67%	62%

	Three Months Ended
	March 31,
	2023	2022
	(unaudited)
Gross Profit - Creative Subscriptions	$220,646	$190,095
Share based compensation expenses	3,151	3,385
Non GAAP Gross Profit - Creative Subscriptions	223,797	193,480

Non GAAP Gross margin - Creative Subscriptions	80%	76%

	Three Months Ended
	March 31,
	2023	2022
	(unaudited)
Gross Profit - Business Solutions	$23,952	$16,753
Share based compensation expenses	1,087	846
Acquisition related expenses	24	81
Amortization	667	761
Non GAAP Gross Profit - Business Solutions	25,730	18,441

Non GAAP Gross margin - Business Solutions	27%	21%

Wix.com Ltd.
RECONCILIATION OF OPERATING LOSS TO NON-GAAP OPERATING INCOME (LOSS)
(In thousands)

	Three Months Ended
	March 31,
	2023	2022
	(unaudited)
Operating loss	$(33,333)	$(115,417)
Adjustments:
Share based compensation expenses	54,521	60,984
Amortization	1,488	1,574
Impairment, restructuring and other charges	25,338	—
Sales tax accrual and other G&A expenses	308	172
Acquisition related expenses	196	1,699
Total adjustments	$81,851	$64,429

Non GAAP operating income (loss)	$48,518	$(50,988)

Non GAAP operating margin	13%	(15)%

Wix.com Ltd.
RECONCILIATION OF NET LOSS TO NON-GAAP NET INCOME (LOSS) AND NON-GAAP NET INCOME (LOSS) PER SHARE
(In thousands, except per share data)

	Three Months Ended
	March 31,
	2023	2022
	(unaudited)
Net loss	$(10,369)	$(227,289)
Share based compensation expenses and other Non GAAP adjustments	61,468	185,895
Non-GAAP net income (loss)	$51,099	$(41,394)

Basic and diluted Non GAAP net income (loss) per share	$0.91	$(0.72)
Weighted average shares used in computing basic and diluted Non GAAP net income (loss) per share	56,408,677	57,479,429

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended
	March 31,
	2023	2022
	(unaudited)
Net cash provided by (used in) operating activities	$45,961	$(13,662)
Capital expenditures, net	(20,932)	(19,924)
Free Cash Flow	$25,029	$(33,586)

Impairment, restructuring and other costs	2,051	—
Capex related to HQ build out	16,949	15,438
Free Cash Flow excluding HQ build out, impairment and restructuring costs	$44,029	$(18,148)

Wix.com Ltd.
RECONCILIATION OF BASIC WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING AND THE DILUTED WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING

	Three Months Ended
	March 31,
	2023	2022
	(unaudited)

Basic and diluted weighted-average shares used to compute net loss per share	56,408,677	57,479,429

The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti-dilutive:
Stock options	4,149,981	5,099,095
Restricted share units	3,538,527	2,799,022
Convertible Notes (if-converted)	3,969,514	3,969,514
	68,066,699	69,347,060